FORM 6-K

                          SECURITIES AND EXCHANGE COMMISSION
                             Washington,  D.C.  20549

                            Report of a Foreign Issuer
                        Pursuant to Rule 13a-16 or 15d-16 of
                          the Securities Exchange Act of 1934

                               For the month(s) of: October 28, 1999

                             NEWCOURT CREDIT GROUP INC.

                       Newcourt Centre, 207 Queens Quay West
                                     Suite 700
                                 Toronto, Ontario
                                  Canada, M5J 1A7

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

		Form 20-F	/ /			Form 40-F	   /X/

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

		Yes	/ /				No		    /X/

 [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)]

		82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  October 28, 1999

NEWCOURT CREDIT GROUP INC.


/__________________________/
By: Scott J. Moore
Executive Vice President, Legal
and General Counsel and Secretary






News Release
For immediate release

Contact:  Carolyn Conner                   Contact:  Valerie Monaco
          (416) 507-5239                             (480) 366-6641
Trading Symbol:  NCT

Exchange Listings:  Toronto
                    Montreal
                    New York

            Newcourt to Provide Customized Lease Financing Programs
                              for Pinacor Resellers
Toronto, Canada and Tempe, Ariz., October 28, 1999 -- Newcourt Financial, the commercial finance business of Newcourt Credit Group, and Pinacor, a leading distributor of technology products and services, today announced that Newcourt has been selected as a ChannelServe Service Provider (CSP) to provide lease financing programs for Pinacor resellers and their end user customers. Pinacor's CSP program authorizes premier service companies to offer professional, high-quality services to its base of more than 25,000 resellers, VARs, dealers, and systems integrators.

As a ChannelServe Service Provider, Newcourt Financial will offer customized lease solutions to Pinacor's resellers. The lease program will be supported by Newcourt's FinanceLink(tm) on-line leasing solution. This state-of-the-art, on-line software provides an innovative solution, allowing resellers to obtain electronic brochures and marketing materials, provide customers with lease calculators and proposals, and use an on-line credit application.

"Pinacor's agreement with Newcourt, a leader in commercial equipment leasing, will help our resellers add value for their end users by offering a complete technology solution, including financing," said Jim Crawford, group vice president of Integrated Logistics Services at Pinacor. "Through Pinacor's CSP program, resellers will benefit from the combination of Pinacor's industry-leading fulfillment services and Newcourt's financial solutions."

"Newcourt is excited about the potential of our new relationship with Pinacor. This is another example of Newcourt partnering with industry leaders. We strive to add value by understanding our customers' needs and provide effective, tailored leases to meet those needs. Pinacor is a leader in the fast changing technology product market. The program uses Newcourt's state-of-the-art technology for on-line lease programs and will enable resellers to sell more product," said Nick Whittemore, senior vice president of Newcourt Financial.








Pinacor expects to begin marketing the Newcourt lease program immediately through its CSP program. Pinacor's CSP program helps resellers by offering services tailored to meet specific needs. CSP members align with Pinacor's customer oriented sales segments, resulting in a suite of services that truly add value through business services, financial services, resellable services and technical services

About Pinacor

Pinacor provides market-leading technology products and innovative services to resellers, VARs, dealers, and systems integrators from industry-leading suppliers. With a suite of technical, financial and account management benefits, the company offers convenient, simple and efficient services to more than 25,000 resellers. Using electronic commerce to streamline the delivery of efficient technology solutions and services, the company supports customers worldwide from strategic hubs in the United States and Latin America.

Pinacor has more than 20 years of experience in the information technology distribution channel and was founded as part of MicroAge, Inc., a Fortune 500 provider of global technology solutions. Based in Tempe, Ariz., the company is the third largest technology distributor in the United States and has a growing presence in Latin America. The company reported FY 98 revenue of $5 billion.

About Newcourt

Newcourt Credit Group is one of the world's leading sources of commercial and corporate financing with more than US$25 billion in managed assets and global capability in 26 countries. Newcourt Financial is a division that provides financing solutions for a wide range of industries, including companies in information technology, telecommunications, office products, transportation and construction. Newcourt Financial has developed customized financing programs for over 300 companies including Dell Computer, Lucent Technologies and Snap-On Tools.

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This report may contain forward-looking statements about the operations, objectives and strategies of Newcourt. These statements are subject to risks and uncertainties. Actual results may differ materially due to a variety of factors including competition, technological change, issues relating to Year 2000 readiness, the global capital markets and general economic conditions in the U.S., Canada, or internationally. These and other factors should be considered carefully and readers should not place undue reliance on Newcourt's forward looking statements.